         ==============================================================


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


               ---------------------------------------------------


                                    FORM 11-K


[X] Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 [Fee Required]


                     For the fiscal year ended June 30, 2000

                                       OR

[ ] Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 [No Fee Required]

                  For the transition period from _____ to _____

                          Commission File Number 1-8703


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

        WESTERN DIGITAL CORPORATION RETIREMENT SAVINGS AND PROFIT SHARING PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           WESTERN DIGITAL CORPORATION
                             20511 Lake Forest Drive
                          Lake Forest, California 92630

                                  INTRODUCTION

               Western Digital Corporation (the "Company") has established the Western Digital Corporation Retirement Savings and Profit Sharing Plan (the "Plan"), formerly known as the Western Digital Corporation Savings and Profit Sharing Plan. The Plan is a cash or deferred arrangement plan intended to qualify under Section 401(k) of the Internal Revenue Code of 1986, as amended.


                              REQUIRED INFORMATION

I.      Financial Statements:

        These statements are listed in the Index to the Financial Statements.

II.     Exhibits:

        Consent of Independent Auditors.

                                   SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.


                                        WESTERN DIGITAL CORPORATION RETIREMENT
                                        SAVINGS AND PROFIT SHARING PLAN


Date:    December 18, 2000              By:    TERESA HOPP
         ------------------------              ---------------------------------
                                               Teresa Hopp
                                               Chairperson of the Retirement
                                               Plan Committee

                           WESTERN DIGITAL CORPORATION
                   RETIREMENT SAVINGS AND PROFIT SHARING PLAN

                   INDEX TO FINANCIAL STATEMENTS AND SCHEDULES


                                                                                          Page
                                                                                          ----
Independent Auditors' Report.............................................................    5

Statements of Net Assets Available for Plan Benefits as of June 30, 1999 and 2000........    6

Statements of Changes in Net Assets Available for Plan Benefits
        for the years ended June 30, 1999 and 2000.......................................    7

Notes to Financial Statements............................................................ 8-14

Schedule I -- Schedule of Assets Held for Investment Purposes ...........................   15

All other schedules are omitted because they are not required by Department of Labor regulations or are not applicable.

                          INDEPENDENT AUDITORS' REPORT



Retirement Plan Committee of the Board of Directors Western Digital Corporation Retirement Savings and Profit Sharing Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Western Digital Corporation Retirement Savings and Profit Sharing Plan (the "Plan") as of June 30, 1999 and 2000 and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Western Digital Corporation Retirement Savings and Profit Sharing Plan as of June 30, 1999 and 2000, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets Held for Investment Purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                             KPMG LLP

Orange County, California
November 30, 2000

     WESTERN DIGITAL CORPORATION RETIREMENT SAVINGS AND PROFIT SHARING PLAN

              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                 (IN THOUSANDS)


                                                                           June 30,
                                                                    ----------------------
                                                                      1999          2000
                                                                    --------      --------
Assets
     Investments, at current value:  (Notes 1, 2, and 4)
         Debt and equity securities ..........................      $154,407      $151,015
         Participant loans ...................................         4,692         3,546
                                                                    --------      --------
             Total investments ...............................       159,099       154,561
     Cash and cash equivalents ...............................           113            --
                                                                    --------      --------
             Total assets ....................................      $159,212      $154,561
                                                                    ========      ========

Net assets available for Plan benefits:
         Available to terminated participants ................      $ 58,134      $ 79,870
         Available to continuing participants ................       101,078        74,691
                                                                    --------      --------
             Net assets available for Plan benefits ..........      $159,212      $154,561
                                                                    ========      ========



   The accompanying notes are an integral part of these financial statements.

     WESTERN DIGITAL CORPORATION RETIREMENT SAVINGS AND PROFIT SHARING PLAN

         STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                 (IN THOUSANDS)


                                                                 Year ended June 30,
                                                               ------------------------
                                                                  1999           2000
                                                               ---------      ---------
Additions to net assets:
     Participants' contributions ........................      $  13,501      $   9,014
     Employer's contributions ...........................          3,234          2,308
                                                               ---------      ---------
         Total contributions ............................         16,735         11,322

     Interest and dividend income .......................          8,967         11,366
     Realized/unrealized gain (loss) ....................          3,334          1,878
                                                               ---------      ---------
         Total investment income (loss) .................         12,301         13,244
                                                               ---------      ---------

         Total additions ................................         29,036         24,566

Deductions from net assets:
     Participant distributions paid .....................         13,520         29,217
                                                               ---------      ---------

         Increase (decrease) in net assets available
             for Plan benefits ..........................         15,516         (4,651)
Net assets available for Plan benefits at
       beginning of year ................................        143,696        159,212
                                                               ---------      ---------
Net assets available for Plan benefits at
       end of year ......................................      $ 159,212      $ 154,561
                                                               =========      =========


   The accompanying notes are an integral part of these financial statements.

     WESTERN DIGITAL CORPORATION RETIREMENT SAVINGS AND PROFIT SHARING PLAN

                          NOTES TO FINANCIAL STATEMENTS
                             JUNE 30, 1999 AND 2000


(1)     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Basis of Presentation

        The accompanying financial statements of the Western Digital Corporation Retirement Savings and Profit Sharing Plan (the "Plan"), formerly known as the Western Digital Corporation Savings and Profit Sharing Plan, have been prepared on an accrual basis of accounting and present the net assets available for Plan benefits as of June 30, 1999 and 2000 and changes in net assets available for Plan benefits for the years ended June 30, 1999 and 2000.

        Valuation of Investments

        Investments in marketable securities and common stock traded on national securities exchanges are valued at current market values, determined through reference to public market information on the last business day of the Plan's fiscal year. Securities not traded on the last business day are valued at the last reported bid price. At June 30, 1999 and 2000, the Plan held investments in mutual funds, which are reported at fair market value. Purchases and sales of securities are recorded on a trade-date basis. Cash and cash equivalents are valued at cost plus accrued interest which approximates market. Participant loans are carried at their outstanding balance which approximates fair market value.

        Income Tax Status

        The Internal Revenue Service has determined and informed Western Digital Corporation (the "Company") by a letter dated January 17, 1997, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the requirements of the IRC.

        Use of Estimates

        The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

(2)     DESCRIPTION OF THE PLAN

        General

        The Plan is a defined contribution plan as defined by the Employee Retirement Income Security Act of 1974. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

        Contributions

        U.S.-based employees of the Company, who meet the Plan's eligibility criteria, are eligible to participate in the Plan and to receive employer matching contributions. Eligible employees may elect to contribute up to 14% of their compensation on a pretax basis and 9% of their compensation on an after tax basis (with an aggregate limit of 14%) for investment in 12 funds, provided that contributions do not exceed IRS limitations. The Company may make contributions equal to 50% of pretax participant contributions to the

     WESTERN DIGITAL CORPORATION RETIREMENT SAVINGS AND PROFIT SHARING PLAN

        Plan, up to the first 5% of the participant's compensation. Effective January 1, 2000 the Plan was amended to limit the Company's aggregate maximum matching contribution to $2,000 for any calendar year. The Company may also make additional contributions at its discretion. The Company may suspend matching contributions when it does not have sufficient net profits to make the applicable matching contribution. Contributions to the Plan are recorded as soon as administratively possible after the Company makes payroll deductions from Plan participants.

        Investments

        Participants designate their contributions, and those made by the Company, for investment in any or all of the following funds:


            Fund                             Investment Strategy
            ----                             -------------------
        Puritan Fund            The Puritan Fund purchases shares in the
                                Fidelity Puritan Mutual Fund, which invests
                                primarily in common stock, preferred stock and
                                bonds of corporations with an emphasis on
                                growth.

        Blue Chip Fund          The Blue Chip Fund purchases shares in the
                                Fidelity Blue Chip Mutual Fund, which invests
                                primarily in common stock of well-known and
                                established companies.

        Magellan Fund           The Magellan Fund purchases shares in the
                                Fidelity Magellan Mutual Fund, which invests
                                primarily in common stock and securities
                                convertible into common stock of corporations
                                with an emphasis on capital appreciation.

        Stable Value            The Stable Value Fund purchases shares in the T.
        Fund                    Rowe Price Stable Value Mutual Fund, which
                                invests primarily in guaranteed investment
                                contracts ("GICs"), bank investment contracts
                                ("BICs") and structured investment contracts
                                ("SICs").

        Western                 The Western Digital Common Stock Fund invests in
        Digital                 the Company's common stock.
        Common Stock
        Fund

        International           The International Stock Fund purchases shares in
        Stock Fund              the T. Rowe Price International Stock Mutual
                                Fund, which invests primarily in common stock of
                                well-established, non-U.S. corporations.

        Small-Cap               The Small-Cap Value Fund purchases shares in the
        Value Fund              T. Rowe Price Small-Cap Value Mutual Fund, which
                                invests primarily in common stock of
                                corporations with a market value of $500 million
                                or less.

        Science &               The Science and Technology Fund purchases shares
        Technology              in the T. Rowe Price Science and Technology
        Fund                    Mutual Fund, which invests primarily in common
                                stock of companies expected to benefit from the
                                development, advancement, and use of science and
                                technology.

     WESTERN DIGITAL CORPORATION RETIREMENT SAVINGS AND PROFIT SHARING PLAN

            Fund                             Investment Strategy
            ----                             -------------------
        Equity Income           The Equity Income Fund purchases shares in the
        Fund                    T. Rowe Price Equity Income Mutual Fund, which
                                invests primarily in dividend-paying common
                                stock, particularly of established companies
                                with prospects for both increasing dividends and
                                capital appreciation.

        Spectrum                The Spectrum Income Fund purchases shares in the
        Income Fund             T. Rowe Price Spectrum Income Mutual Fund, which
                                invests primarily in a diversified group of T.
                                Rowe Price mutual funds that, in turn, invest
                                principally in fixed income securities.

        Equity Index            The Equity Index Fund purchases shares in the T.
        Trust                   Rowe Price Equity Index Trust, which invests in,
                                to the extent practicable, all 500 stocks the
                                Standard & Poor's 500 Stock Index comprises in
                                proportion to their respective weighting in the
                                index.

        Small Company           The Small Company Growth Fund purchases shares
        Growth Fund             in the Warburg Pincus Small Company Growth
                                Portfolio Mutual Fund, which invests primarily
                                in common stock of small-sized domestic
                                corporations.


        As of June 30, 2000, all of the Plan's assets were invested in mutual funds, Western Digital common stock, cash and cash equivalents, or participant loans. Participants may transfer all or a portion of the balance in their accounts between investment funds on a daily basis.

        As of June 30, 1999 and 2000, the following investments represented greater than 5% of the Plan's net assets (in thousands):

               Fund                                        1999            2000
               ----                                       -------        -------
               Puritan Fund                               $18,810        $13,432
               Blue Chip Fund                              11,994         12,316
               Magellan Fund                               38,632         36,114
               Stable Value Fund                           26,773         23,877
               Western Digital Stock Fund                  13,984         11,186
               Science & Technology Fund                   16,536         29,170
               Equity Income Fund                           9,609              *

               *Investment did not represent greater than 5% of the Plan's net assets.

        Participant Loans

        Loans can be made to a participant up to an amount equal to the lesser of $50,000 reduced by the participant's highest outstanding balance during the preceding 12 months or 50% of a participant's vested account balance. The loans bear interest at 1% above the current prime rate published by T. Rowe Price Trust Company and are generally payable in installments over periods ranging from one to five years, unless the loan is used for the purchase of a primary residence, in which case the repayment period may be up to ten years. Principal and interest payments are allocated to the participants' accounts in the same manner as their current contributions. The Plan allows participants to have no more than two active loans at a time. The annual interest rate charged on employee loans during 2000 ranged from 7.0% to 10.5%.

     WESTERN DIGITAL CORPORATION RETIREMENT SAVINGS AND PROFIT SHARING PLAN

        Participant Accounts

        A separate account is maintained for each participant in each designated fund. Each account is adjusted for contributions and net investment income or loss on a daily basis. Net investment income or loss is allocated to the accounts in the same proportion as the participant's beginning account balance invested in the fund (as defined in the Plan) bears to the total of all participants' beginning account balances invested in the fund.

        Payment of Benefits

        Upon termination, participants may receive a lump-sum payment in cash and/or shares of the Company's common stock. The nonvested portion of terminated participants' accounts is forfeited subject to a five-year reinstatement period. Forfeitures are allocated annually to remaining participants in the same ratio as each participant's compensation for the plan year bears to the total compensation for the plan year of all participants eligible to share in the allocation.

        Certain restrictions apply to withdrawals of amounts from the Plan while a participant continues to be employed by the Company.

        Vesting

        Participants are at all times one hundred percent vested in the value of their voluntary contributions and the Company's profit sharing contributions. A participant is fully vested in the Company's matching contributions and earnings thereon after five years of service (as defined in the Plan), or upon retirement (at normal retirement age), permanent disability or death. The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event of Plan termination, participants will become fully vested in their accounts.

        Administration of the Plan

        The Retirement Plan Committee (the "Committee"), appointed by the Board of Directors and consisting of at least three members, has the authority to control and manage the operation and administration of the Plan. The assets of the Plan are held in a non-discretionary trust by T. Rowe Price Trust Company as trustee and are administered under a trust agreement which requires that the trustee hold, administer and distribute the funds of the Plan in accordance with the text of the Plan and the instructions of the Committee or its designees. The compensation or fees of accountants, counsel and other specialists and any other costs of administering the Plan or the trust are paid by the Company or charged to the trust at the discretion of the Company.

(3)     PROFIT SHARING FEATURE

        The Company adopted an annual profit sharing feature effective as of the beginning of the Company's 1992 fiscal year. All eligible domestic employees of the Company who are employed on the last day of the Company's fiscal year are eligible to participate in the profit sharing component. The amount of profit sharing paid to participants is dependent upon their eligible compensation earned during the fiscal year. A portion of each eligible participant's allocation of the Company's profit sharing contribution is deposited into an individual profit sharing account established under the Plan (0% of eligible fiscal year compensation in 1999 and 2000, respectively) and the excess allocable to such participant, if any, is paid as a fiscal year-end cash bonus. Benefits are generally payable following retirement, disability, death, hardship or termination of employment. During 1999 and 2000, the Company did not authorize any defined pre-tax profits to be allocated to the participants and contributed $0 as profit sharing to the Plan.

     WESTERN DIGITAL CORPORATION RETIREMENT SAVINGS AND PROFIT SHARING PLAN

 (4)    INVESTMENTS

        The Plan's investments consist of the following at June 30, 1999 (in thousands):

                                                                      Shares       Current
                                                                       Held         Value
                                                                     --------      --------
        Puritan Fund:
           Fidelity Puritan Mutual Fund .......................           910      $ 18,810

        Blue Chip Fund:
           Fidelity Blue Chip Mutual Fund .....................           220        11,994

        Magellan Fund:
           Fidelity Magellan Mutual Fund ......................           298        38,632

        Stable Value Fund:
           T. Rowe Price Stable Value Mutual Fund .............        26,773        26,773

        Western Digital Common Stock Fund .....................         2,151        13,984
        International Stock Fund:
           T. Rowe Price International Stock Mutual Fund ......           211         3,297

        Small-Cap Value Fund:
           T. Rowe Price Small-Cap Value Mutual Fund ..........           229         4,533

        Science & Technology Fund:
           T. Rowe Price Science & Technology Mutual Fund .....           336        16,536

        Equity Income Fund:
           T. Rowe Price Equity Income Mutual Fund ............           330         9,609

        Spectrum Income Fund:
           T. Rowe Price Spectrum Income Mutual Fund ..........           236         2,637

        Equity Index Trust:
           T. Rowe Price Equity Index Trust ...................           194         6,956

        Small Company Growth Fund:
           Warburg Pincus Small Company Growth Portfolio
           Mutual Fund ........................................            40           646

        Western Digital Participant Loans .....................            --         4,692
                                                                                   --------
                                                                                   $159,099
                                                                                   ========

     WESTERN DIGITAL CORPORATION RETIREMENT SAVINGS AND PROFIT SHARING PLAN

        The Plan's investments consist of the following at June 30, 2000 (in thousands):


                                                                    Shares       Current
                                                                     Held         Value
                                                                   --------      --------
        Puritan Fund:
           Fidelity Puritan Mutual Fund .....................           713      $ 13,432

        Blue Chip Fund:
           Fidelity Blue Chip Mutual Fund ...................           198        12,316

        Magellan Fund:
           Fidelity Magellan Mutual Fund ....................           268        36,114

        Stable Value Fund:
           T. Rowe Price Stable Value Mutual Fund ...........        23,877        23,877

        Western Digital Common Stock Fund ...................         2,237        11,186
        International Stock Fund:
           T. Rowe Price International Stock Mutual Fund ....           256         4,681

        Small-Cap Value Fund:
           T. Rowe Price Small-Cap Value Mutual Fund ........           193         3,719

        Science & Technology Fund:
           T. Rowe Price Science & Technology Mutual Fund ...           471        29,170

        Equity Income Fund:
           T. Rowe Price Equity Income Mutual Fund ..........           269         6,232

        Spectrum Income Fund:
           T. Rowe Price Spectrum Income Mutual Fund ........           217         2,292

        Equity Index Trust:
           T. Rowe Price Equity Index Trust .................           161         6,186

        Small Company Growth Fund:
           Warburg Pincus Small Company Growth Portfolio
           Mutual Fund ......................................            72         1,810

        Western Digital Participant Loans ...................            --         3,546
                                                                                 --------
                                                                                 $154,561
                                                                                 ========

     WESTERN DIGITAL CORPORATION RETIREMENT SAVINGS AND PROFIT SHARING PLAN

(5)     PLAN AMENDMENTS

        Effective January 1, 2000, the Plan was amended to clarify the definition of an "Eligible Employee" and to specifically exclude individuals employed as independent contractors and workers provided by temporary staffing agencies. In addition, the Plan was amended to limit the Company's aggregate maximum matching contribution to $2,000 per employee for any calendar year.


(6)     CHANGE IN DISCLOSURE REQUIREMENTS

        During September 1999, the American Institute of Certified Public Accountants issued Statement of Position 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters" ("SOP 99-3"). SOP 99-3 simplifies the disclosure requirements for certain investments and is effective for plan years ending after December 15, 1999. The Plan adopted SOP 99-3 during the plan year ended June 30, 2000. Accordingly, certain information previously required to be disclosed about participant-directed fund investment programs is not presented in the Plan's 2000 financial statements. The Plan's 1999 financial statements have been reclassified to conform to current year's presentation.

                                                                      SCHEDULE I

     WESTERN DIGITAL CORPORATION RETIREMENT SAVINGS AND PROFIT SHARING PLAN

                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                  JUNE 30, 2000
                                 (IN THOUSANDS)



     Identity of Issuer, Borrower,       Description of Investment,                               Current
     Lessor or Similar Party             Including Collateral or Par Value                         Value
     ------------------------------      -------------------------------------------------        --------
     Fidelity Retirement Services        713 shares Fidelity Puritan Mutual Fund                  $ 13,432

     Fidelity Retirement Services        198 shares Fidelity Blue Chip Mutual Fund                  12,316

     Fidelity Retirement Services        268 shares Fidelity Magellan Mutual Fund                   36,114

*    T. Rowe Price Trust                 23,877 shares T. Rowe Price Stable
     Company                             Value Mutual Fund                                          23,877

*    T. Rowe Price Trust                 256 shares T. Rowe Price International
     Company                             Stock Mutual Fund                                           4,681

*    T. Rowe Price Trust                 193 shares T. Rowe Price Small-Cap
     Company                             Value Mutual Fund                                           3,719

*    T. Rowe Price Trust                 471 shares T. Rowe Price Science
     Company                             & Technology Mutual Fund                                   29,170

*    T. Rowe Price Trust                 269 shares T. Rowe Price Equity
     Company                             Income Mutual Fund                                          6,232

*    T. Rowe Price Trust                 217 shares T. Rowe Price Spectrum
     Company                             Income Mutual Fund                                          2,292

*    T. Rowe Price                       161 shares T. Rowe Price Equity Index Trust
     Company                             Mutual Fund                                                 6,186

     Warburg Pincus Funds                72 shares of Warburg Pincus Small Company
                                         Growth Portfolio Mutual Fund                                1,810

*    Western Digital Corporation         2,237 shares common stock; $.01 par value                  11,186

*    Plan Participants                   559 participant loans with annual interest
                                         rates ranging from 7.0% to 10.5%                            3,546
                                                                                                  --------
                                                                                                  $154,561
                                                                                                  ========


*  Parties in interest.



                 See accompanying independent auditors' report.

                           WESTERN DIGITAL CORPORATION
                   RETIREMENT SAVINGS AND PROFIT SHARING PLAN

                                INDEX TO EXHIBITS


                                                                   Sequentially
Exhibit               Description                                 Numbered Page
-------               -----------                                 -------------
  23.                 Consent of Independent Auditors...........       17